April 24, 2019

Eric Lindberg, Jr.
Chief Executive Officer
Grocery Outlet Holding Corp.
5650 Hollis Street
Emeryville, California 94608

       Re: Grocery Outlet Holding Corp.
           Draft Registration Statement on Form S-1
           Submitted March 26, 2019
           CIK No. 0001771515

Dear Mr. Lindberg:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 Submitted March 26, 2019

Prospectus Summary
Our Company, page 1

1. In this discussion and/or in other areas of your prospectus you use industry jargon such as
       "high net promoter score," "shrink," "four walls EBITDA," and "SKU." These are examples and not an exhaustive list of the use of jargon in your disclosures. Please revise your disclosures to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.
 Eric Lindberg, Jr.
FirstName LastNameEric Lindberg, Jr.
Grocery Outlet Holding Corp.
Comapany NameGrocery Outlet Holding Corp.
April 24, 2019
April 2 2019 Page 2
Page 24,
FirstName LastName
Our Competitive Strengths, page 3

2. Reference is made to your disclosure in the second full paragraph on page 4 that $32 million of incremental adjusted EBITDA would have been generated in 2018 assuming that each of your 84 open but not mature stores were able to attain the average year-four financial performance. Please disclose the most directly comparable financial measure calculated in accordance with GAAP and a reconciliation to this GAAP measure. Refer to
         Item 10(e)(1)(i)(A)-(B) of Regulation S-K.
Our Sponsor, page 7

3. Please revise your prospectus summary to quantify and describe any payments, compensation or equity that your Sponsor, directors or executive officers received or will receive in connection with this offering.
Use of Proceeds, page 47

4. We note you intend to use some of the proceeds from the offering for the retirement of debt. As you entered into the First Lien Credit Agreement and Second Lien Credit
         Agreement within the past year, please describe the use of the proceeds of the debt. See
         Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Selling, General and Administrative Expenses, page 67

5. We note independent operator commissions comprise over 50% of SG&A expense.
         Please discuss the reasons for the year-to-year fluctuations in independent operator commissions on an absolute and relative basis to SG&A expenses. Critical Accounting Policies and Estimates, page 78

6. Reference is made to you discussion of stock-based compensation on page 79. We note that you determined your common stock value by considering, among other factors, operating and financial performance. Please disclose the specific valuation method(s)
         used and the nature of the material assumptions involved. For example if the income method is used, please disclose that the income method involves estimating future cash flows and discounting those cash flows at an appropriate rate. Please also disclose the extent to which the estimates are considered highly complex and subjective
7. Reference is made to your discussion of stock-based compensation on page 79. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. Please be detailed in your step-by-step explanation of the timeline leading up to the offering price.
 Eric Lindberg, Jr.
FirstName LastNameEric Lindberg, Jr.
Grocery Outlet Holding Corp.
Comapany NameGrocery Outlet Holding Corp.
April 24, 2019
April 3 2019 Page 3
Page 24,
FirstName LastName
Executive Compensation
2018 Annual Incentive Plan, page 108

8. Please revise to disclose the goals and actual performance achieved for each performance measure under the 2018 annual incentive plan. Refer to Item 402(b) of Regulation S-K.
Principal Stockholders, page 126

9. Please revise your disclosure to identify the natural person or persons who have or share voting and investment control of the shares held by H&F Globe Investor L.P. Refer to
         Item 403 of Regulation S-K.
Description of Capital Stock
Exclusive Forum, page 134

10. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
Consolidated Statements of Income and Comprehensive Income, page F-5

11. We note you used proceeds from the October 22, 2018 term loan under your First Lien
         Credit Agreement to pay an aggregate cash dividend of $152.2 million. Further, we note that you intend to repay debt with offering proceeds. Because the fiscal 2018 dividends you paid exceeded fiscal 2018 earnings, please tell us your consideration of including pro forma per share data giving effect to the number of common shares whose proceeds would be necessary to pay the distribution in excess of the current year s earnings and assuming the aforementioned proceeds from the term loan were not received. To the extent you include such pro forma per share data in response to this comment, please include your calculation as a footnote. Refer to SAB Topic 1:B.3.
1. Organization and Summary of Significant Accounting Policies, page F-9

12. You indicate that independent-operated stores are variable interest entities in which the
         Company has variable interests. You also indicate that the independent operator has the power to direct the activities that most significantly impact the independent operator's economic performance and the mutual termination rights do not give the Company power
 Eric Lindberg, Jr.
Grocery Outlet Holding Corp.
April 24, 2019
Page 4
         over the independent operator. Please describe to us in detail the accounting impact to the financial statements in the event the Company was judged to be the primary beneficiary.
2. Independent Operator Notes and Receivables, page F-17

13. We note that the allowances and accruals for estimated losses of amounts loaned to independent operators are a relatively high percentage of total amounts due from such operators. Please disclose separately the current portion of interest-bearing notes and accounts receivable in this note. Further, please also explain in detail the reason(s) for the percentage of allowance and accruals on independent operator receivables and notes, respectively, giving consideration to the allowance on the current portion of each. You should also summarize the reasons for absolute amounts and the year-to-year change in your discussion of liquidity. We may have further comment.
5. Long-Term Debt, page F-20

14. We note your disclosure that the First Lien Credit Agreement and Second Lien Credit
         Agreement contain covenants limiting Holdings and the ability of its restricted subsidiaries to pay dividends. Further, we note that you present your parent only condensed financial information in Schedule I. Please tell us: (i) the amount of restricted net assets of unconsolidated and consolidated subsidiaries as of the most recent balance sheet date including how you computed the amount and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X.
        You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or Jim Allegretto,
Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
202-551-3342 or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.



FirstName LastNameEric Lindberg, Jr.                            Sincerely,
Comapany NameGrocery Outlet Holding Corp.
                                                                Division of
Corporation Finance
April 24, 2019 Page 4                                           Office of
Consumer Products
FirstName LastName